CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83	Cynthia T. Mazareas
The entity requesting confidential treatment is: Achillion Pharmaceuticals, Inc. 300 George Street New Haven, CT 06511 Attn: Mary Kay Fenton Chief Financial Officer (203) 752-5414	+1 617 526 6393 (t) +1 617 526 5000 (f) cynthia.mazareas@wilmerhale.com

January 5, 2016

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Achillion Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 5, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2015

Filed November 5, 2015

File No. 001-33095

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), this letter is submitted in response to comments contained in a letter dated December 18, 2015 (the “Letter”) from Jim Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Mary Kay Fenton, Chief Financial Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the comments in the Letter and to the headings used in the Letter.

Form 10-Q for Quarterly Period Ended September 30, 2015

Notes to Financial Statements

Jim B. Rosenberg Securities and Exchange Commission Division of Corporation Finance January 5, 2016 Page 2

6. Collaboration Arrangement, page 8

1.	You disclose that under the terms of the Janssen Agreement, the Company is eligible to receive up to an aggregate of $905 million in milestone-based payments if licensed products achieve specified development, regulatory and sales milestones. Please provide us a schedule of each individual milestone showing amount, description and triggering event so we can evaluate your disclosure with respect to the requirements of ASC 605-28-50-2.

Rule 83 Confidential Treatment Request by Achillion Pharmaceuticals, Inc. Request #1

Response:

In response to your inquiry regarding the milestone-based payments the Company may receive under the Janssen Agreement, the Company is providing herein a summary of each individual milestone and the respective triggering events.

Clinical Milestones:	Milestone Payment

(a) [**]	$	[**]
(b) [**]	$	[**]
Regulatory Milestones:
(a) [**]	$	[**]
(b) [**]	$	[**]
(c) [**]	$	[**]
(d) [**]	$	[**]
(e) [**]	$	[**]
(f) [**]	$	[**]
Sales Milestones:
(a) [**]	$	[**]
(b) [**]	$	[**]
Total Potential Milestone Payments		$905,000,000

Jim B. Rosenberg Securities and Exchange Commission Division of Corporation Finance January 5, 2016 Page 3

Achillion Pharmaceuticals, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Mary Kay Fenton, Chief Financial Officer, Achillion Pharmaceuticals, Inc., 300 George Street, New Haven, CT 06511, (203) 752-5414, before it permits any disclosure of the bracketed information in Request #1.

Each milestone will be paid upon the first achievement by Janssen of the specified milestone event with respect to the first Licensed Product to attain such milestone event. For each milestone specified above, the triggering event is confirmation by the Company’s collaboration partner, Janssen, that the specified milestone has been achieved. Revenue will be recognized in the period in which each milestone is achieved. No consideration has been recognized during the period for the milestones.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

*        *        *

Jim B. Rosenberg Securities and Exchange Commission Division of Corporation Finance January 5, 2016 Page 4

Please telephone the undersigned of this Firm at (617) 526-6393 with any questions concerning this letter.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc:	Ms. Mary Kay Fenton

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549